Exhibit (r)

Glenwood Capital Investments, L.L.C.

Man-Glenwood Lexington Associates Portfolio, LLC

Man-Glenwood Lexington, LLC

Man-Glenwood Lexington TEI, LLC

CODE OF ETHICS SUPPLEMENT

March 1, 2009

Introduction

This Code of Ethics Supplement (the “Supplement”) incorporates by reference and supplements, the Man Investments U.S. Code of Ethics (the “Code”) dated March 1, 2009. The Supplement applies to Glenwood Capital Investments, L.L.C. (“Glenwood”, “we” or “us”), an SEC registered adviser within the Man family. The Supplement also applies to Man-Glenwood Lexington Associates Portfolio, LLC, Man-Glenwood Lexington, LLC, and Man-Glenwood Lexington TEI, LLC (the “Registered Funds”).

Both the Registered Funds and Glenwood, as investment adviser to the Registered Funds, are subject to certain additional or slightly different requirements for codes of ethics under Rule 17j-1 of the Investment Company Act. We have adopted this Supplement to address those specific requirements. For ease of reference, we note that the primary additional requirements or clarifications covered by the Supplement to meet the requirements of Rule 17j-1 are:

•	The identity of the persons to whom the Code and Supplement apply;

•	A restatement of the general anti-fraud provisions applicable to our dealings with the Registered Funds;

•	The identification of unit investment trusts as additional covered securities;

•	Additional approvals required by the Registered Funds’ boards of directors regarding changes to Code and Supplement; and

•	Additional recordkeeping requirements.

Finally, italicized terms used but not defined in the Supplement have the same meaning assigned to such terms in the Code. If you have any question regarding any policy or procedure contained in the Code or Supplement, please contact the Chief Compliance Officer.

I.         Persons Covered by the Code and Supplement

The Code and Supplement, including the personal trading and reporting requirements contained in the Code, apply to all Glenwood personnel. For purposes of the Code and Supplement, the term Glenwood personnel includes:

•

Any Glenwood director, officer or employee, as well as any other person who occupies a similar status, performs similar functions or provides investment advice on behalf of Glenwood and is subject to the supervision and control of Glenwood;

•

Any natural person in a control relationship to Glenwood or the Registered Funds who obtains information concerning recommendations made to the Registered Funds with regard to the purchase or sale of covered securities by the Registered Funds; and

•

Any director, officer, general partner, or employee of the Registered Funds or of any company in a control relationship to Glenwood or the Registered Funds (i) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding, the purchase or sale of covered securities by the Registered Funds, or (ii) whose functions relate to the making of any recommendations with respect to such purchases or sales.

In limited cases, certain directors, officers or general partners of Glenwood or the Registered Funds (as applicable) are presumed to be covered by the policies and procedures contained in the Code and Supplement and may be able to rebut the presumption. The determination will depend on a variety of factors, including such person’s day-to-day role at Glenwood and general access to information about holdings and transactions in the Registered Funds. The Chief Compliance Officer will make any such determinations.

II.       General Anti-fraud Provisions

In accordance with the specific language of Rule 17j-1, Glenwood personnel must refrain from any fraudulent or manipulative conduct in connection with providing advice to the Registered Funds (and, of course, to any other clients). Specifically, in connection with the purchase or sale, directly or indirectly, of a covered security held or to be acquired by a Registered Fund, Glenwood personnel shall not:

(a)	employ any device, scheme or artifice to defraud any Registered Fund;

(b)

make to any Registered Fund any untrue statement of a material fact or omit to state to any Registered Fund a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(c)	engage in any act, practice or course of business that would operate as a fraud or deceit upon any Registered Fund; or

(d)	engage in any manipulative practice with respect to any Registered Fund.

A covered security “held or to be acquired by a Registered Fund” means (1) any covered security that, within the most recent fifteen (15) days, (a) is or has been held by a Registered Fund, or (b) is being or has been considered for purchase by a Registered Fund; and (2) any option to purchase or sell and any security convertible into or exchangeable for a covered security described in part (1) of this definition.

III.     Additional “Covered Securities”

The term covered security has the same meaning as such term is defined in the Code except that the term also includes shares issued by unit investment trusts even if the trusts are invested exclusively in one or more open-end mutual funds, none of which are funds advised or sub-advised by Glenwood (or our affiliates).

Accordingly, all Glenwood personnel are required to include shares issued by unit investment trusts in any holdings or transaction reports submitted to the Chief Compliance Officer under the Code. The Firm and the Registered Funds, however, do not require pre-clearance for transactions in such shares. Also, please note that variable insurance products, such as variable annuities, typically are issued as shares of unit investment trusts.

IV.      Board Approval and Adoption of the Code and Supplement

The Chief Compliance Officer will deliver the Code and the Supplement to the Board of Managers of the Registered Funds (the “Board of Managers”) for its approval. The Board of Managers must base its approval on a determination that the Code and Supplement contain provisions reasonably necessary to prevent Glenwood personnel from violating the Code and Supplement.

The Board of Managers must approve any material change to the Code and Supplement no later than six months after adoption of the material change. The Chief Compliance Officer will provide a copy of any material change, along with any supporting documentation, to the Board of Managers for approval with sufficient advanced notice.

V.       Reporting Obligations to the Board

The Chief Compliance Officer will provide the following to the Board of Managers with respect to conduct involving Glenwood or Glenwood personnel:

(a)	periodic reports on issues raised under the Code and Supplement or any related procedures; and

(b)

on at least an annual basis, a written report from the Registered Funds and Glenwood that (i) describes any issues that arose during the previous year under the Code and Supplement, or any other related procedures, including but not limited to, information about material violations of the Code and Supplement, or any other procedures, and any sanctions imposed in response to the material violations, and (ii) certifies that the Registered Funds and Glenwood have adopted procedures reasonably necessary to prevent Glenwood personnel from violating the Code and Supplement.

The Board of Managers is obligated to consider these written reports.

VI.      Personal Securities Reporting Exceptions for “Disinterested” Fund Directors

A director (or manager) on the Board of Managers for any a Registered Fund who is not an “interested person” of the Registered Funds (within the meaning of Section 2(a)(19) of the Investment Company Act), and who would be required to make certain personal securities reports solely by reason of being a Registered Fund director, need not make the following reports:

(a)	an initial holdings report or an annual holdings report as described in the Code; and

(b)

a quarterly transaction report as described in the Code, unless the director knew or, in the ordinary course of fulfilling his or her official duties as a Registered Fund director, should have known that during the 15-day period immediately before or after the director’s transaction in a covered security, the Registered Funds purchased or sold the covered security, or the Registered Funds or Glenwood considered purchasing or selling the covered security.

Any director (or manager) who believes that he or she may be eligible for these exceptions, which would also impact the requirement to provide brokerage statements, should contact the Chief Compliance Officer.

VII.     Additional Recordkeeping Requirement

In addition to the recordkeeping requirements described under Section XI of the Code, Glenwood and the Registered Funds, as applicable, must also maintain:

(a)

A copy of the Supplement that is in effect, or at any time within the past five years was in effect (each prior version must be maintained for five years after the last date the version was in effect);

(b)

A copy of each annual (or more frequent) report submitted by the Registered Funds and Glenwood to the Board of Managers (each such report must be retained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place).